MARCH 18, 2011

BY EDGAR CORRESPONDENCE FILING AND BY FAX: 1-202-772-9220

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Terence O’Brien
Accounting Branch Chief

Dear Mr. O’Brien:
Re:Valcent Products Inc. (the “Company”) March 31, 2010 audited financial statements

In our response to your February 03, 2011 letter the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,
Valcent Products Inc.

/s/ John N. Hamilton
John N. Hamilton
CFO